March 2, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Anuja Majmudar
Loan Lauren Nguyen

Re:	Gold Royalty Corp.
Amendment No. 3 to Registration Statement on Form F-1
Filed February 24, 2021
File No. 333-252036

Ladies and Gentlemen:

This letter is submitted on behalf of Gold Royalty Corp. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated March 1, 2021 regarding the Company’s Amendment No. 3 to the Registration Statement on Form F-1 (File No. 333-252036) filed with the Commission on February 24, 2021 (the “Registration Statement”). For ease of reference, the comment in the Staff’s letter is reproduced below in italicized form. Terms that are not otherwise defined have the meanings ascribed to them in the Registration Statement.

Amendment No. 3 to Registration Statement on Form F-1

Exhibits

1.	We note that the common stock purchase warrant filed as Exhibit 4.2 provides that the company agrees that all legal proceedings concerning the warrant “shall be commenced exclusively in the state and federal courts sitting in the City of New York.” If this provision requires investors in this offering to bring any such action, proceeding or claim in the state and federal courts of the City of New York, please disclose such provision in your registration statement, and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If the provision applies to actions arising under the Securities Act or Exchange Act, please also add related risk factor disclosure. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the provision in the common stock purchase warrant states this clearly.

The Company acknowledges the Staff’s comment and has revised pages 26 and 97 of the Registration Statement and Section 4(e) of Exhibit 4.2 to the Registration Statement to disclose the exclusive forum provision and provide that such provision does not apply to actions arising under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

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Should the Staff have any questions concerning the enclosed matters, please contact the undersigned at (212) 659-4974.

Very truly yours,

/s/ Rick Werner
Rick Werner, Esq.

cc:	David Garofalo, Chief Executive Officer, Gold Royalty Corp.
Josephine Man, Chief Financial Officer, Gold Royalty Corp.